Filed Pursuant to Rule 424(b)(3)

SEC File No.: 333-230817

CAPITOL INVESTMENT CORP. IV
1300 17th Street, Suite 820
Arlington, VA 22209

PROXY STATEMENT/PROSPECTUS SUPPLEMENT

July 11, 2019

TO THE SHAREHOLDERS OF CAPITOL INVESTMENT CORP. IV:

This is a supplement (this “Supplement”) to the proxy statement/prospectus of Capitol Investment Corp. IV (“Capitol” or the “Company”), dated June 24, 2019, as initially supplemented on June 24, 2019 (collectively, the “Proxy Statement/Prospectus”), that was sent to you in connection with the Company’s extraordinary general meeting to consider and vote upon a proposal, among others, to approve and adopt the Agreement and Plan of Merger, dated as of April 7, 2019 (“Merger Agreement”), by and among Capitol and its subsidiaries, NESCO Holdings, LP (“Nesco Owner”), and NESCO Holdings I, Inc. (“Nesco”). The extraordinary general meeting is scheduled to be held at 10 a.m., Eastern Time, on July 16, 2019 at the offices of Graubard Miller, the Company’s counsel, at The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Terms that are defined in the Proxy Statement/Prospectus have the same meanings in this Supplement, unless a new definition for such term is provided herein.

On July 11, 2019, Capitol and its subsidiaries, Nesco Owner and Nesco entered into an amendment to the Merger Agreement (the “amended Merger Agreement”) pursuant to which the merger consideration to be issued to Nesco Owner was reduced and the Sponsors agreed to cancel an additional number of their Initial Shares in connection with the Transactions, in addition to certain other amendments described in this Supplement. A copy of the amended Merger Agreement is attached as Annex A to this Supplement.

Based on the amended Merger Agreement and assuming no redemptions, the combined company will have an initial enterprise value of approximately $1,037 million, based on approximately 69.0 million fully diluted shares of common stock outstanding at $10.00, estimated net debt of approximately $405 million and an adjustment for certain net operating loss carryforwards. This is a reduction of $50 million compared to the initial enterprise value of approximately $1,087 million based on approximately 63.0 million fully diluted shares of common stock outstanding at $10.00 under the original terms of the Transactions and based on updated net debt balances.

With the new adjustment in purchase price and after accounting for the business plan acceleration initiatives and the impact of an announced acquisition as outlined in the Proxy Statement/Prospectus, the implied multiple is 5.7x 2020 Estimated Adjusted EBITDA of $190 million (with estimated 2020 net income of $46 million. See “Forward-Looking Statements” and Annex B hereto.

At closing, current stockholders of Capitol and current Nesco shareholders will hold approximately 67% and 33%, respectively, of the issued and outstanding shares of the combined company’s common stock, assuming no public shareholders of Capitol exercise redemption rights.

The following outlines the amendments to the Merger Agreement:

•        The $75,000,000 cash previously disclosed as payable to Nesco Owner out of the transaction proceeds was eliminated and replaced with common stock consideration at $10.00 per share, or 7,500,000 shares regardless of redemptions.

•        Excluding the 7,500,000 additional shares referred to above, the aggregate common stock consideration to Nesco Owner was reduced by 3,303,597 shares as Nesco Owner’s contribution to the $50 million enterprise value reduction.

•        Earnout consideration to Nesco Owner was increased by 1,651,798 shares. All earnout shares will be issued to Nesco Owner at the closing of the Transactions, but will be forfeit if the applicable trading prices are not achieved. The incremental earnout shares will be forfeit if during the seven-year period following the closing of the Transactions, the trading price of Capitol’s common stock exceeds $19.00 per share for any 20 trading days during a 30 consecutive trading day period or if a sale transaction of the combined company occurs in which the consideration paid per share to holders of common stock exceeds $19.00 per share.

•        The Sponsors have contributed to the enterprise value reduction by subjecting an additional 696,403 shares to cancellation or an additional lock-up.

•        Of that amount, 348,202 shares will be subject to an earn-out such that if during the seven-year period following the closing of the Transactions, the trading price of Capitol’s common stock exceeds $19.00 per share for any 20 trading days during a 30 consecutive trading day period or if a sale transaction of the combined company occurs in which the consideration paid per share to holders of common stock exceeds $19.00 per share. If such trading price is not achieved or such sale transaction does not occur, in each case, during the seven-year period following the closing of the Transactions, such incremental lock-up shares will be forfeited for no consideration.

•        Nesco Owner has agreed that it and/or one or more affiliates will purchase an aggregate of 2,500,000 shares of Capitol common stock at the closing of the Transactions at a price per share of $10.00.

•        Nesco Owner (and its successors and assigns) will now have the right to designate up to four persons to be appointed or nominated for election to the board of directors of Capitol if it and its affiliates own at least 45% of the common shares, subject to reduction based on the aggregate ownership of Nesco Owner and its successors and assigns, as compared to the original right to designate up to three persons. The board will consist of between seven and nine members depending on Nesco Owner’s pro forma ownership.

Capitol and Nesco expect to enter into certain amendments to their agreements with their underwriters and financial advisors, reducing fees to such parties payable upon closing of the Transactions by approximately $10 million. Under the amended Merger Agreement, up to $10 million of such fee reduction will be included as cash available to Capitol for purposes of satisfying the condition to closing of the Transactions that Capitol have at least $265 million of cash available after giving effect to payment of amounts that Capitol may be required to pay to any redeeming shareholders upon consummation of the Transactions.

Additionally, the Sponsors and Nesco Owner have indicated that they and/or their affiliates may purchase an additional number of Capitol shares from Capitol upon consummation of the Transactions to meet the minimum cash closing condition or to better capitalize the company for its post-closing working capital or other needs. It would be in the Sponsors’ and Nesco Owner’s discretion as to whether to make such purchases.

We are sending you this supplement to provide you with additional information relating to the amendment to the Merger Agreement, including updated unaudited pro forma condensed combined financial information and updated comparative per share data to aid you in your analysis of the business combination.

Before you vote you should read the Proxy Statement/Prospectus and other documents that the Company has filed with the Securities and Exchange Commission, together with this Supplement, for more complete information about the Company and the business combination with Nesco. If you need additional copies of this Supplement, the Proxy Statement/Prospectus, or the proxy card you should contact:

Mr. L. Dyson Dryden

Capitol Investment Corp. IV

1300 17th Street, Suite 820

Arlington, VA 22209

Tel: (202) 654-7060

Fax: (202) 654-7070

or:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Tel: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400

Email: CIC.info@morrowsodali.com

You may also obtain a free copy of this Supplement, the Proxy Statement/Prospectus and other documents containing information about the Company and the business combination, without charge, at the SEC’s website at www.sec.gov.

This Supplement should be read together with the Proxy Statement/Prospectus. To the extent that the information in this Supplement is inconsistent with the information in the Proxy Statement/Prospectus, the information in this Supplement supersedes the information in the Proxy Statement/Prospectus.

All of the Company’s shareholders are cordially invited to attend the extraordinary general meeting in person. If you are a shareholder of record and you have already provided a proxy, your shares will be voted in accordance with your instructions at the extraordinary general meeting, unless you affirmatively change your proxy as described in the Proxy Statement/Prospectus. If you have not yet provided a proxy, you are urged to complete, sign, date and return the proxy card that was enclosed with the Proxy Statement/Prospectus previously mailed to you as soon as possible. If you are a shareholder of record, you may also cast your vote in person at the extraordinary general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a proxy from your broker or bank. If you have already instructed your broker or bank how to vote your shares, your shares will be voted in accordance with those instructions at the extraordinary general meeting, unless you affirmatively change your instructions as described in the Proxy Statement/Prospectus.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors
/s/ Mark D. Ein
Mark D. Ein
Chief Executive Officer

This Supplement is dated July 11, 2019 and is first being mailed to shareholders of the Company on or about such date.

FORWARD-LOOKING STATEMENTS

Capitol believes that some of the information in this Supplement constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. However, because Capitol is a “blank check” company, the safe-harbor provisions of that act do not apply to statements made in this Supplement. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” “suggests,” “plan,” “should,” “could,” “would,” “will,” “forecast,” and “continue” or similar expressions. You should read statements that contain these words carefully because they:

•        discuss future expectations;

•        contain projections of future results of operations or financial condition; or

•        state other “forward-looking” information.

Capitol believes it is important to communicate its expectations to its securityholders. However, there may be events in the future that Capitol is not able to predict accurately or over which it has no control. The forward-looking statements included herein are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements. The risk factors and cautionary language discussed in the Proxy Statement/Prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Capitol or Nesco in such forward-looking statements, including among other things:

•        the timing to and the ability of each of Capitol and Nesco to complete the Transactions;

•        the number and percentage of Capitol’s Public Shareholders voting against the business combination proposals and/or seeking redemption;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the ability to maintain the listing of Capitol’s securities on a national securities exchange before or following the business combination;

•        the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemption of Public Shares by Capitol shareholders and Capitol’s level of indebtedness following the business combination;

•        changes adversely affecting the business in which Nesco is engaged;

•        the risks associated with cyclical demand for Nesco’s services and vulnerability to industry downturns and regional and national downturns;

•        fluctuations in Nesco’s revenue and operating results;

•        unfavorable conditions or further disruptions in the capital and credit markets;

•        Nesco’s ability to generate cash, service indebtedness and incur additional indebtedness;

•        competition from existing and new competitors;

•        Nesco’s relationships with equipment suppliers and dependence on key suppliers to obtain adequate or timely equipment;

•        increases in the cost of new equipment and Nesco’s ability to procure such equipment in a timely fashion;

•        Nesco’s ability to pass on increased operating costs related to the aging of its fleet;

•        Nesco’s ability to integrate any businesses it acquires;

•        Nesco’s ability to recruit and retain experienced personnel;

•        the effect of disruptions in Nesco’s information technology systems, including Nesco’s customer relationship management system;

•        risks related to legal proceedings or claims, including liability claims;

•        Nesco’s dependence on third-party contractors to provide us with various services;

•        a need to recognize additional impairment charges related to goodwill, identified intangible assets and fixed assets;

•        Nesco’s ability to obtain additional capital on commercially reasonable terms;

•        laws and regulatory developments that may fail to result in increased demand for Nesco’s services;

•        safety and environmental requirements that may subject Nesco to unanticipated liabilities; and

•        potential litigation involving Capitol or Nesco;

•        general economic conditions; and

•        the result of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Supplement.

All forward-looking statements included herein attributable to any of Capitol, Nesco or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Capitol and Nesco undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this Supplement or to reflect the occurrence of unanticipated events.

Before a shareholder grants its proxy or instructs how its vote should be cast or vote on each of the business combination proposals, the charter proposals, the director election proposal, the incentive plan proposal or the adjournment proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in the Proxy Statement/Prospectus and this Supplement may adversely affect Capitol and/or Nesco.

SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS

The purpose of this Supplement is to advise you that the Company, Nesco Owner and Nesco entered into the amended Merger Agreement pursuant to which the merger consideration to be issued to Nesco Owner was reduced and the Sponsors agreed to cancel an additional number of their Initial Shares in connection with the Transactions, in addition to certain other amendments.

The following information supersedes and supplements any information in the Proxy Statement/Prospectus relevant to the applicable topic. Any page references listed below are references to pages in the Proxy Statement/Prospectus, not this Supplement. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

The amended Merger Agreement is attached as Annex A hereto.

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers are intended to address briefly some common anticipated questions regarding the amended Merger Agreement and this Supplement. These questions and answers do not address all questions that may be important to Capitol shareholders. Capitol shareholders should refer to the more detailed information contained in the Proxy Statement/Prospectus or elsewhere in this Supplement, including the text of the amended Merger Agreement attached hereto as Annex A.

Q:     Why am I receiving this document?

A:     On July 11, 2019, the Company, Nesco Owner and Nesco entered into the amended Merger Agreement. This supplement to the Proxy Statement/Prospectus provides information regarding the amended Merger Agreement and the impact that such amendment will have on the terms of the transaction, and updates the Proxy Statement/Prospectus.

Q:     Do I still need to read the Proxy Statement/Prospectus?

A:     Yes. This supplement to the Proxy Statement/Prospectus is intended to supplement the Proxy Statement/Prospectus by providing an update of certain information contained in the Proxy Statement/Prospectus, particularly information that was included in the Proxy Statement/Prospectus that has changed as a result of the amended Merger Agreement. However, this supplement does not contain all of the information that you need to know about the proposed transaction, and we urge you to read the Proxy Statement/Prospectus in conjunction with this supplement, all of the Annexes and Appendices thereto and hereto, and the other documents to which we refer you.

Q:     Have the date and time of any of the extraordinary general meeting changed?

A:     No.

Q:     Has the record date for the extraordinary general meeting changed?

A:     No.

Q:     What terms of the transaction changed in the amended Merger Agreement?

A:     The following outlines the changes in the amended Merger Agreement:

•        The $75,000,000 cash previously disclosed as payable to Nesco Owner out of the transaction proceeds was eliminated and replaced with common stock consideration at $10.00 per share, or 7,500,000 shares regardless of redemptions.

•        Excluding the 7,500,000 additional shares referred to above, the aggregate common stock consideration to Nesco Owner was reduced by 3,303,597 shares as Nesco Owner’s contribution to the $50 million enterprise value reduction.

•        Earnout consideration to Nesco Owner was increased by 1,651,798 shares. All earnout shares will be issued to Nesco Owner at the closing of the Transactions, but will be forfeit if the applicable trading prices are not achieved. The incremental earnout shares will be forfeit if during the seven-year period following the closing of the Transactions, the trading price of Capitol’s common stock exceeds $19.00 per share for any 20 trading days during a 30 consecutive trading day period or if a sale transaction of the combined company occurs in which the consideration paid per share to holders of common stock exceeds $19.00 per share.

•        The Sponsors have contributed to the enterprise value reduction by subjecting an additional 696,403 shares to cancellation or an additional lock-up.

•        Of that amount, 348,202 shares will be subject to an earn-out such that if during the seven-year period following the closing of the Transactions, the trading price of Capitol’s common stock exceeds $19.00 per share for any 20 trading days during a 30 consecutive trading day period or if a sale transaction of the combined company occurs in which the consideration paid per share to holders of common stock exceeds $19.00 per share. If such trading price is not achieved or such sale transaction does not occur, in each case, during the seven-year period following the closing of the Transactions, such incremental lock-up shares will be forfeited for no consideration.

•        Nesco Owner has agreed that it and/or one or more affiliates will purchase an aggregate of 2,500,000 shares of Capitol common stock at the closing of the Transactions at a price per share of $10.00.

•        Nesco Owner (and its successors and assigns) will now have the right to designate up to four persons to be appointed or nominated for election to the board of directors of Capitol if it and its affiliates own at least 45% of the common shares, subject to reduction based on the aggregate ownership of Nesco Owner and its successors and assigns, as compared to the original right to designate up to three persons. The board will consist of between seven and nine members depending on Nesco Owner’s pro forma ownership.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Shareholders may send a later-dated, signed proxy card to Capitol’s transfer agent at the address set forth below so that it is received prior to the vote at the extraordinary general meeting or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Capitol’s transfer agent, which must be received prior to the vote at the extraordinary general meeting. Shareholders may also revoke their proxy by attending the extraordinary general meeting in person.

Q:     Who can answer my questions?

A:     If you have questions about the Merger or if you need additional copies of the Proxy Statement/Prospectus or the proxy card you should contact:

Mr. L. Dyson Dryden

Capitol Investment Corp. IV

1300 17th Street, Suite 820

Arlington, VA 22209

Tel: (202) 654-7060

Fax: (202) 654-7070

or:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Tel: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400

Email: CIC.info@morrowsodali.com

You may also obtain additional information about Capitol from documents filed with the SEC by following the instructions in the section of the Proxy Statement/Prospectus entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your shares (either physically or electronically) to Capitol’s transfer agent at the address below prior to the vote at the extraordinary general meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mr. Mark Zimkind

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

E-mail: mzimkind@continentalstock.com

UPDATE TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

Capitol is providing the following updated unaudited pro forma combined financial information to aid you in your analysis of the financial aspects of the Transactions.

The unaudited pro forma combined balance sheet as of March 31, 2019 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the three months ended March 31, 2019 and the year ended December 31, 2018 give pro forma effect to the Transactions as if they had occurred as of January 1, 2018. This information should be read together with Nesco’s and Capitol’s respective audited and unaudited financial statements and related notes, “Nesco’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Other Information Related to Capitol — Capitol’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in the Proxy Statement/Prospectus.

The unaudited pro forma combined balance sheet as of March 31, 2019 has been prepared using the following:

•        Nesco’s unaudited historical consolidated balance sheet as of March 31, 2019, as included in the Proxy Statement/Prospectus; and

•        Capitol’s unaudited historical consolidated balance sheet as of March 31, 2019, as included in the Proxy Statement/Prospectus.

The unaudited pro forma combined statement of operations for the three months ended March 31, 2019 has been prepared using the following:

•        Nesco’s unaudited historical consolidated statement of operations for the three months ended March 31, 2019, as included in the Proxy Statement/Prospectus; and

•        Capitol’s unaudited historical consolidated statement of operations for the three months ended March 31, 2019, as included in the Proxy Statement/Prospectus.

The unaudited pro forma combined statement of operations for the year ended December 31, 2018 has been prepared using the following:

•        Nesco’s audited historical consolidated statement of operations for the year ended December 31, 2018, as included in the Proxy Statement/Prospectus; and

•        Capitol’s audited historical statement of operations for the year ended December 31, 2018, as included in the Proxy Statement/Prospectus.

Description of the Transactions

On April 7, 2019, Capitol entered into the Merger Agreement by and among Capitol, Intermediate Holdings, Merger Sub, New HoldCo, Nesco Owner, and Nesco, which was amended on July 11, 2019, pursuant to which (i) Capitol will domesticate as a Delaware corporation and will be renamed “Nesco Holdings, Inc.”, (ii) Merger Sub will merge with and into Nesco, with Nesco surviving as a wholly-owned subsidiary of Capitol and (iii) immediately after the Initial Merger, Nesco will merge with and into New HoldCo, with New HoldCo surviving as a wholly-owned subsidiary of Capitol. As a result of the Transactions, Nesco will become a wholly-owned subsidiary of Capitol, with Nesco Owner becoming a securityholder of Capitol.

In connection with the Domestication and the business combination, the outstanding Class A ordinary shares of Capitol will be automatically converted into shares of common stock of Capitol (which will be renamed “Nesco Holdings, Inc.”) on a one-for-one basis. The outstanding warrants of Capitol will automatically convert into warrants to purchase shares of common stock, on a one-for-one basis, beginning 30 days after the consummation of the business combination. The outstanding Class B ordinary shares of Capitol will automatically convert into common stock, on a one-for-one basis, upon consummation of the business combination. Additionally, pursuant to the Merger Agreement, in connection with the Mergers each outstanding share of Nesco common stock will be converted into the right to receive a pro rata portion of (i) 21,660,638 shares of common stock, and (ii) warrants to purchase 2,500,000 shares of common stock.

Nesco Owner will also have the right to receive: (1) up to 1,800,000 additional shares of Capitol’s common stock, for a period of five years following the closing of the Transactions, in increments of 900,000 shares, if the trading price of Capitol’s common stock exceeds $13.00 per share or $16.00 per share for any 20 trading days during a 30 consecutive trading day period, or upon a change of control (as defined in the Merger Agreement) of Capitol if the consideration paid or payable to Capitol’s stockholders equals or exceeds $13.00 per share or $16.00 per share (less any shares previously issued), and (2) an additional 1,651,798 shares of Capitol’s common stock if during the seven-year period following the closing of the Transactions, the trading price of Capitol’s common stock exceeds $19.00 per share for any 20 trading days during a 30 consecutive trading day period or if a sale transaction of the combined company occurs in which the consideration paid per share to holders of common stock exceeds $19.00 per share.

In connection with the execution of the Merger Agreement, New HoldCo executed the Debt Commitment Letter pursuant to which the lender parties committed to provide Capitol with each of (i) $350 million in aggregate principal amount of commitments pursuant to a first lien senior secured asset based revolving credit facility and (ii) $400 million in second lien senior secured increasing rate bridge loans, subject to definitive documentation and certain customary closing conditions and solely to the extent that Capitol is unable to issue and sell senior second lien secured notes in a Rule 144A or other private placement yielding up to $400 million in gross proceeds on or prior to the closing of the Transactions.

The new revolving credit facility will have a five-year term and a floating rate of interest based on either the federal funds rate or LIBOR, in each case, plus a margin ranging between 150 and 200 basis points depending on excess availability under the facility. Nesco’s availability under the revolving credit facility will be a percentage of the value of its accounts receivable, its parts inventory, its fleet inventory and its cash, in each case, subject to certain eligibility criteria. A portion of the revolving credit facility may be used for the issuance of letters of credit. The revolving credit facility will be guaranteed by Nesco’s wholly owned domestic subsidiaries and will be secured by substantially all assets of Nesco and the guarantors. Nesco can reduce the aggregate commitments under the revolving credit facility without premium or penalty. The revolving credit facility will contain covenants which, among other things, limit the incurrence of additional indebtedness (including acquired indebtedness), issuance of certain preferred stock, the payment of dividends, making restricted payments and investments, the purchase or acquisition or retirement for value of any equity interests, the provision of loans or advances to restricted subsidiaries, the sale or lease or transfer of any properties to any restricted subsidiaries, the transfer or sale of assets, and the creation of certain liens.

While Capitol does not expect to enter into any bridge loans, Capitol does expect to issue the $400 million of senior second lien secured notes in lieu thereof. Capitol currently expects that the interest rate on the notes will be 8.25% if there are no redemptions by Capitol shareholders or 8.75% in a maximum redemption scenario, based on indicative levels from Capitol’s financing advisors. The notes are expected to mature in seven years from the date of issuance and will be non-callable for the first three years after issuance. Thereafter, the notes are expected to be callable at half the coupon declining ratably to par at the end of the fifth year after issuance. Up to 10% of the notes are also expected to be callable at 103% of the principal amount in each of the first three years after issuance. Interest on the notes will be due semi-annually. The notes are expected to be guaranteed by Nesco’s wholly owned domestic subsidiaries. The indenture governing the notes is expected to contain covenants which, among other things, limit the incurrence of additional indebtedness (including acquired indebtedness), issuance of certain preferred stock, the payment of dividends, making restricted payments and investments, the purchase or acquisition or retirement for value of any equity interests, the provision of loans or advances to restricted subsidiaries, the sale or lease or transfer of any properties to any restricted subsidiaries, the transfer or sale of assets, and the creation of certain liens.

Accounting for the Domestication and Mergers

The Domestication is being proposed solely for the purpose of changing the legal domicile of Capitol and, as such, neither it, nor the exchange of Capitol securities described above, is expected to have any accounting impact.

The Mergers will be accounted for as a reverse merger, in accordance with U.S. GAAP. Under this method of accounting, Capitol will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Nesco Owner being expected to have the largest minority interest of the combined company, Nesco Owner being represented on the Board of Directors of the combined company by up to four members in addition to the CEO of Nesco, Nesco’s senior management comprising the senior management of the combined company, the relative size of Nesco compared to Capitol, and Nesco’s operations comprising the ongoing operations of the combined company. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of Nesco issuing stock for the net assets of Capitol. The net assets of Capitol will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Nesco.

As the issuance of 3,451,798 additional shares of Capitol’s common stock to Nesco Owner is contingent on the future performance of the trading price of Capitol’s common stock, they have been classified as an equity arrangement and therefore have not been recorded in the unaudited pro forma combined financial statements.

In addition to the merger of Capitol and Nesco, the Transactions involve utilizing the cash on Capitol’s balance sheet and funds from the issuance of the new revolving credit facility and the new senior second lien secured notes to redeem Nesco’s existing senior second lien secured notes, pay down Nesco’s existing revolving credit facility and Tranche B revolving credit facility, and make a one-time payment to Nesco Owner. The combined company, post recapitalization, will have substantially lower debt balances and leverage.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Transactions, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Transactions.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the combined company will experience. Nesco and Capitol have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to Intermediate Holdings, Merger Sub or New HoldCo, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of Capitol’s ordinary shares:

•        Scenario 1 — Assuming no redemptions for cash: This presentation assumes that no Capitol shareholders exercise redemption rights with respect to their Public Shares upon consummation of the Transactions; and

•        Scenario 2 — Assuming redemptions of 14,310,769 Public Shares of Capitol for cash: This presentation assumes that Capitol shareholders exercise their redemption rights with respect to a maximum of 14,310,769 Public Shares upon consummation of the Transactions at a redemption price of approximately $10.19 per share. The maximum redemption amount is derived from a minimum of $265,000,000 of cash required from Capitol pursuant to the Merger Agreement, after giving effect to the payments to redeeming shareholders. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are 21,660,638 ordinary shares to be issued to Nesco shareholders under both Scenarios 1 and 2.

As a result of the Transactions and immediately following the closing of the Transactions, assuming no Capitol shareholders elect to redeem their shares for cash, Nesco Owner and certain members of current Nesco management will own approximately 33.5% of the Capitol shares to be outstanding immediately after the Transactions and Capitol shareholders will own approximately 66.5% of the Capitol shares, based on the number of Capitol shares outstanding as of March 31, 2019 (in each case, not giving effect to any shares issuable to them upon exercise of warrants). As a result, Nesco Owner and current Nesco management will be the single largest shareholder, as a group, of Capitol following consummation of the Transactions with no current shareholder of Capitol owning more than 10% of the issued and outstanding capital stock of Capitol.

If 14,310,769 ordinary shares are redeemed for cash, which assumes the maximum redemption of Capitol’s shares and providing for a minimum of $265,000,000 of cash after giving effect to payments to redeeming shareholders, Nesco will own approximately 41.8% and Capitol will own approximately 58.2% of the Capitol shares to be outstanding immediately after the Transactions (in each case, not giving effect to any shares issuable to them upon exercise of warrants). Prior to the consummation of the Transactions, all of Nesco’s outstanding phantom units and all Class B units of Nesco Owner will be cancelled and no consideration will be paid in respect thereof (except for a one-time payment by Nesco Owner to Bruce Heinemann of approximately $0.5 million).

PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2019

(UNAUDITED)

(in thousands)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) Nesco	(B) Capitol	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash	$3,781	$757	$410,027	(1)
			(750	)(2)
			400,000	(3)
			25,000	(3)(8)
			(765,000	)(4)
			(20,500	)(5)		$117,300	(3)
			(21,050	)(6)	$32,265	(145,784	)(7)	$3,781

Accounts receivable, net	50,768	—	—		50,768	—		50,768
Inventory	14,264	—	—		14,264	—		14,264
Prepaid expenses and other	5,993	12	—		6,005	—		6,005
Total Current Assets	74,806	769	27,727		103,302	(28,484)		74,818
Marketable securities held in Trust Account	—	410,027	(410,027	)(1)	—	—		—
Property and equipment, net	4,151	—	—		4,151	—		4,151
Rental equipment, net	321,747	—	—		321,747	—		321,747
Goodwill	228,714	—	—		228,714	—		228,714
Other intangible assets, net	70,016	—	—		70,016	—		70,016
Total Assets	$699,434	$410,796	$(382,300)		$727,930	$(28,484)		$699,446

Liabilities and Stockholder’s (Deficit)/Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$48,885	$177	$(2,510	)(6)	$46,552	$—		$46,552
Accrued interest expense	4,682	—	—		4,682	—		4,682
Deferred rent income	1,325	—	—		1,325	—		1,325
Current maturities of long-term debt	7,557	—	—		7,557	—		7,557
Total Current Liabilities	62,449	177	(2,510)		60,116	—		60,116
Long-term debt and other debt	790,479	750	(750	)(2)
			400,000	(3)
			(760,148	)(4)
			(20,500	)(5)	409,831	117,300	(3)	527,131
Deferred tax liabilities	11,350	—	—		11,350	—		11,350
Deferred underwriting fee	—	14,087	(14,087	)(6)	—	—		—
Other liabilities	420	—	—		420	—		420
Total Liabilities	864,698	15,014	(397,995)		481,717	117,300		599,017

PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2019

(UNAUDITED)

(in thousands) (Continued)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) Nesco	(B) Capitol	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Commitments and Contingencies
Ordinary shares subject to redemption	—	390,782	(390,782	)(7)	—	—		—
Stockholder’s (Deficit)/Shareholders’ Equity
Common stock	—	—	4	(7)
			2	(8)
			1	(9)	7	(1	)(7)	6
Class A Ordinary Shares	—	—	—		—	—		—
Class B Ordinary Shares		1	(1	)(9)	—	—		—
Additional paid-in capital	259,428	—	390,778	(7)
			25,000	(3)
			4,997	(8)	680,203	(145,782	)(7)	534,420
(Accumulated deficit)/Retained earnings	(424,384)	4,999	(4,453	)(6)
			(4,852	)(4)
			(4,999	)(8)	(433,689)			(433,689)
Accumulated other comprehensive loss	(308)	—	—		(308)	—		(308)
Total Stockholder’s (Deficit)/Shareholders’ Equity	(165,264)	5,000	406,477		246,213	(145,784)		100,429
Total Liabilities and Stockholder’s (Deficit) /Shareholders’ Equity	$699,434	$410,796	$(382,300)		$727,930	$(28,484)		$699,446

Pro Forma Adjustments to the Unaudited Combined Balance Sheet

(in thousands, except share data)

(A)    Derived from the unaudited consolidated balance sheet of Nesco as of March 31, 2019.

(B)    Derived from the unaudited consolidated balance sheet of Capitol as of March 31, 2019.

(1)    Reflects the release of cash from marketable securities held in the trust account.

(2)    Reflects the repayment of convertible promissory notes due to related parties.

(3)    Reflects the new debt financing from entering into the $350.0 million revolving credit facility and the issuance of $400.0 million notes in connection with the Transactions. In Scenario 1, which assumes no Capitol shareholders exercise their redemption rights, the Transaction contemplates $807.3 million in uses of funds including: (a) the repayment of $525.0 million senior secured second lien notes, $215.0 million revolving credit facility and $25.0 million tranche B revolving credit facility, (b) $20.5 million of debt financing fees and expenses, (c) $0.8 million of promissory notes to related parties and (d) $21.0 million in deferred underwriting fees and other transaction fees and expenses. In Scenario 1, the sources of funds in the Transaction are: (a) $410.0 million of cash held in Capitol’s trust account, (b) $400.0 million from the issuance of new notes in connection with the Transaction, (c) $0.8 million of cash held on Capitol’s balance sheet, and (d) $25.0 million from the issuance of 2.5 million shares of common stock at $10.00 per share to Nesco Owner. An amount of $28.5 million is added to cash on the balance sheet.

In Scenario 2, which assumes the maximum number of shares are redeemed for cash by Capitol shareholders, $145.8 million would be paid out in cash to redeeming shareholders. As a result, in Scenario 2, the Transaction contemplates $953.1 million in uses of funds including: (a) the payment of $145.8 million in cash to redeeming shareholders, (b) the repayment of $525.0 million senior secured second lien notes, $215.0 million revolving credit facility and $25.0 million tranche B revolving credit facility, (c) $20.5 million of debt financing fees and expenses, (d) $0.8 million of promissory notes to related parties and (e) $21.0 million in deferred underwriting fees and other expenses. In Scenario 2, the sources of funds in the Transaction are: (a) $410.0 million of cash held in Capitol’s trust account, (b) $400.0 million from the issuance of senior secured second lien notes in connection with the Transaction, (c) $0.8 million of cash held on Capitol’s balance sheet, (d) $25.0 million from the issuance of 2.5 million shares of common stock at $10.00 per share to Nesco Owner, and (e) a draw on the new revolving credit facility for the remaining amount required of $117.3 million.

(4)    Reflects the repayment of prior existing long-term debt and corresponding amortization of the related remaining deferred financing costs in connection with the Transactions. The amortization of the deferred financing costs is reflected as an adjustment to accumulated deficit and is not shown as an adjustment to the statement of operations since it is a nonrecurring charge resulting directly from the Transaction. With respect to income taxes, this adjustment will change the amount of Nesco’s income tax loss carryforwards; however, the tax effect of this adjustment has not been reflected as the associated deferred tax asset is offset by a valuation allowance.

(5)    Reflects the underwriting fees and expenses associated with the debt transactions in footnote 3. These fees and expenses include the asset based revolving credit facility underwriting fee, bridge commitment fee and notes underwriting fee of $17.5 million. In addition, this adjustment reflects financing transaction related legal and advisory expenses of $3.0 million. This adjustment is not reflected in the statement of operations since it is a nonrecurring charge resulting directly from the transaction. With respect to income taxes, this adjustment will change the amount of Nesco’s income tax loss carryforwards; however, the tax effect of this adjustment has not been reflected as the associated deferred tax asset is offset by a valuation allowance.

(6)    Reflects the payment of fees and expenses related to the Transactions, including the deferred underwriting fee, legal, financial advisory, accounting and other professional fees. The direct, incremental costs of the Transactions related to the legal, financial advisory, accounting and other professional fees of up to approximately $4.4 million is reflected as an adjustment to accumulated deficit and is not shown as an adjustment to the statement of operations since it is a nonrecurring charge resulting directly from the Transaction. With respect to income taxes, this adjustment will change the amount of Nesco’s income tax loss carryforwards; however, the tax effect of this adjustment has not been reflected as the associated deferred tax asset is offset by a valuation allowance.

(7)    In Scenario 1, which assumes no Capitol shareholders exercise their redemption rights, all Class A ordinary shares previously subject to redemption for cash amounting to $390.8 million would be transferred to permanent equity, with an adjustment recorded to par value and additional paid in capital. In Scenario 2, which assumes the same facts as described in Items 1 through 6 above, but also assumes the maximum number of Class A ordinary shares are redeemed for cash by Capitol shareholders, $145.8 million would be paid out in cash. The $145.8 million, which is the amount required to redeem 14,310,769 Class A ordinary shares, represents the maximum redemption amount to leave a minimum of $265.0 million of cash from Capitol, including the cash to be released from Capitol’s trust account, after giving effect to payments to redeeming shareholders based on a consummation of the Transactions on March 31, 2019. In both Scenario 1 and Scenario 2, the redeemable Class A ordinary shares which are transferred to permanent equity but are not redeemed will automatically convert into common stock in the Transactions.

(8)    Reflects recapitalization of Nesco through (a) the contribution of all the share capital in Nesco to Capitol, (b) the issuance of the merger consideration of 21,660,638 shares of common stock, with an adjustment recorded to par value and additional paid in capital, (c) the issuance of 2,500,000 shares of common stock to Nesco Owner for $25.0 million or $10.00 per share, with an adjustment recorded to par value and additional paid in capital, and (d) the elimination of the historical retained earnings of Capitol, the accounting acquiree.

(9)    Reflects the conversion of 7,714,299 Class B ordinary shares into Class A ordinary shares, on a one-for-one basis, at the consummation of the Transactions, with an adjustment recorded to par value and additional paid in capital. The Class A ordinary shares automatically convert into common stock in the Transactions.

PRO FORMA COMBINED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2019
(UNAUDITED)
(in thousands, except share and per share data)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) Nesco	(B) Capitol	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Total revenue	$61,492	$—	$—		$61,492	$—		$61,492
Cost of revenue	41,140	—	—		41,140	—		41,140
Gross profit	20,352	—	—		20,352	—		20,352
Operating expenses
Transaction expenses	2,510	—	(2,510	)(1)	—	—		—
Selling, general and administrative expenses	8,232	536	(50	)(1)	8,718	—		8,718
Amortization expense	724	—	—		724	—		724
Non-rental depreciation	46	—	—		46	—		46
Other operating expenses	150	—	—		150	—		150
Total operating expenses	11,662	536	(2,560)		9,638	—		9,638
Operating income (loss)	8,690	(536)	2,560		10,714	—		10,714

Other income (expense):
Interest income	—	2,275	(2,275	)(2)	—	—		—
Unrealized gain on marketable securities	—	24	(24	)(2)	—	—		—
Interest expense	(14,993)	—	13,511	(3)
			(8,578	)(4)	(10,060)	(1,657	)(4)	(11,717)
Other	13	—	—		13	—		13
(Loss) income before income taxes	(6,290)	1,763	5,194		667	(1,657)		(990)
Provision for income taxes	434	—	—	(5)	434	—	(5)	434
Net (loss) income	$(6,724)	$1,763	$5,194		$233	$(1,657)		$(1,424)
Weighted average shares outstanding, basic and diluted		11,909,851	60,215,086	(6)	72,124,937	(14,310,769	)(6)	57,814,168
Basic and diluted net loss per share		$(0.04)			$—			$(0.02)

PRO FORMA COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018
(UNAUDITED)
(in thousands, except share and per share data)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(C) Nesco	(D) Capitol	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Total revenue	$246,297	$—	$—		$246,297	$—		$246,297
Cost of revenue	164,679	—	—		164,679	—		164,679
Gross profit	81,618	—	—		81,618	—		81,618
Operating expenses
Transaction expenses	440	—	—		440	—		440
Selling, general and administrative expenses	34,959	1,554	—		36,513	—		36,513
Amortization expense	2,826	—	—		2,826	—		2,826
Non-rental depreciation	219	—	—		219	—		219
Other operating expenses	10	—	—		10	—		10
Total operating expenses	38,454	1,554	—		40,008	—		40,008
Operating income (loss)	43,164	(1,554)	—		41,610	—		41,610

Other income (expense):
Interest income	—	6,684	(6,684	)(2)	—	—		—
Unrealized gain on marketable securities	—	43	(43	)(2)	—	—		—
Interest expense	(56,698)	—	47,600	(3)
			(34,313	)(4)	(43,411)	(6,391	)(4)	(49,802)
Other	(287)	—	—		(287)	—		(287)
(Loss) income before income taxes	(13,821)	5,173	6,561		(2,088)	(6,391)		(8,479)
Provision for income taxes	1,705	—	—	(5)	1,705	—	(5)	1,705
Net (loss) income	$(15,526)	$5,173	$6,561		$(3,793)	$(6,391)		$(10,184)
Weighted average shares outstanding, basic and diluted		11,932,714	60,192,223	(6)	72,124,937	(14,135,936	)(6)	57,989,001
Basic and diluted net income (loss) per share		$0.02			$(0.05)			$(0.18)

Pro Forma Adjustments to the Unaudited Combined Statements of Operations
(in thousands, except share data)

(A)    Derived from the unaudited consolidated statement of operations of Nesco for the three months ended March 31, 2019.

(B)    Derived from the unaudited consolidated statement of operations of Capitol for the three months ended March 31, 2019.

(C)    Derived from the audited consolidated statement of operations of Nesco for the year ended December 31, 2018.

(D)    Derived from the audited statement of operations of Capitol for the year ended December 31, 2018.

(1)     Represents an adjustment to eliminate direct, incremental costs of the Transaction which are reflected in the historical consolidated financial statements of Nesco and Capitol in the amount of $2,510 and $50, respectively, for the three months ended March 31, 2019. There were no such amounts recorded for the year ended December 31, 2018.

(2)    Represents an adjustment to eliminate interest income and unrealized gain on marketable securities held in the trust account as of the beginning of the period.

(3)    Represents an adjustment to eliminate interest expense on Nesco’s Revolving Credit Facility, Tranche B Revolving Credit Commitments and Senior Secured Second Lien Notes as of the beginning of the period, as these will be repaid upon consummation of the Transactions.

(4)    Represents an adjustment to record interest expense on the new debt financing from the revolving credit facility and notes in connection with the Transactions. The following schedule outlines the details of the calculation of the interest expense on the new debt financing for the three months ended March 31, 2019 and for the year ended December 31, 2018 based on both Scenario 1 and Scenario 2.

	Three Months Ended March 31, 2019		Year Ended December 31, 2018
	Scenario 1: No Redemptions	Scenario 2: Maximum Redemptions	Scenario 1: No Redemptions	Scenario 2: Maximum Redemptions
New Revolving Credit Facility
Drawdown	$—	$117.3	$—	$111.3
LIBOR Assumption	2.57%	2.57%	2.57%	2.57%
Margin	1.50%	1.75%	1.50%	1.75%
Annual Interest Rate	4.07%	4.32%	4.07%	4.32%
Interest Expense (A)	$—	$1.3	$—	$4.8

Excess Availability	$350.0	$232.7	$350.0	$238.7
Commitment Fee Rate	0.375%	0.375%	0.375%	0.375%
Commitment Fee (B)	$0.3	$0.2	$1.3	$0.9

New Senior Secured Second Lien Notes
Principal	$400.0	$400.0	$400.0	$400.0
Annual Interest Rate	8.25%	8.75%	8.25%	8.75%
Interest Expense (C)	$8.3	$8.8	$33.0	$35.0
Total Interest Expense (A+B+C)	$8.6	$10.2	$34.3	$40.7

The interest rate under the new revolving credit facility is based on the Debt Commitment Letter. The interest rate on the notes is based on indications from Capitol’s financing advisors. The difference in interest rates between Scenario 1 and Scenario 2 is due to higher debt levels in Scenario 2.

(5)    To record the tax effect of the pro forma adjustments applied at Nesco’s blended federal and state income tax rate of 0% for the three months ended March 31, 2019 and for the year ended December 31, 2018. Nesco has historically determined that it has not been able to realize its deferred tax assets on a more likely than not basis and has recognized a valuation allowance against those assets. The reduction in loss before income taxes from the pro forma adjustments reduces the historical net operating loss recognized and the related valuation allowance on the combined entity’s deferred tax assets, resulting in an effective tax rate of 0%.

(6)    The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that Capitol’s initial public offering occurred as of January 1, 2018. In addition, as the Transactions are being reflected as if they had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Transactions for the entire period.

The following presents the calculation of basic and diluted weighted average common shares outstanding. The computation of diluted loss per share excludes the effect of warrants to purchase 19,950,000 shares of common stock because the inclusion of these securities would be anti-dilutive.

Three Months Ended March 31, 2019	Scenario 1 Combined (Assuming No Redemptions Into Cash)	Scenario 2 Combined (Assuming Maximum Redemptions Into Cash)
Weighted average shares calculation, basic and diluted
Capitol Public Shares	40,250,000	25,939,231
Capitol Sponsor shares	7,714,299	7,714,299
Capitol shares issued in Transactions	24,160,638	24,160,638
Weighted average shares outstanding	72,124,937	57,814,168
Percent of shares owned by Nesco Owner and Nesco management	33.5%	41.8%
Percent of shares owned by Capitol	66.5%	58.2%
Year Ended December 31, 2018	Scenario 1 Combined (Assuming No Redemptions Into Cash)	Scenario 2 Combined (Assuming Maximum Redemptions Into Cash)
Weighted average shares calculation, basic and diluted
Capitol Public Shares	40,250,000	26,114,064
Capitol Sponsor shares	7,714,299	7,714,299
Capitol shares issued in Transactions	24,160,638	24,160,638
Weighted average shares outstanding	72,124,937	57,989,001
Percent of shares owned by Nesco Owner and Nesco management	33.5%	41.7%
Percent of shares owned by Capitol	66.5%	58.3%

UPDATE TO COMPARATIVE PER SHARE DATA

The following table sets forth the historical comparative share information for Nesco and Capitol on a stand-alone basis and the unaudited pro forma combined share and equivalent share information for the three months ended March 31, 2019 and the year ended December 31, 2018 after giving effect to the Transactions, (1) assuming no Capitol shareholders exercise redemption rights with respect to their Public Shares upon the consummation of the Transactions; and (2) assuming that Capitol shareholders exercise their redemption rights with respect to a maximum of 14,310,769 Public Shares upon consummation of the Transactions.

You should read the information in the following table in conjunction with the selected historical financial information summary included in the Proxy Statement/Prospectus, and the historical financial statements of Capitol and Nesco and related notes that are included in the Proxy Statement/Prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included in this Supplement.

The Nesco pro forma equivalent per share financial information is calculated by multiplying the combined unaudited pro forma per share amounts by the exchange ratio, whereby each share of Nesco common stock will be converted into the right to receive 216,606 shares of Capitol’s common stock under both Scenario 1 and Scenario 2.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Capitol and Nesco would have been had the companies been combined during the periods presented.

(in thousands, except share and per share data)
	Nesco	Capitol	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Three Months Ended March 31, 2019
Net (loss) income	$(6,724)	$1,763	$233	$(1,424)
Total stockholders’ (deficit) equity	(165,264)	5,000	246,213	100,429
Weighted average shares outstanding – basic and diluted		11,909,851	72,124,937	57,814,168
Basic and diluted net loss per share		(0.04)	—	(0.02)
Basic and diluted net loss equivalent per share			—	(4,332)
Stockholders’ equity per share – basic and diluted		0.42	3.41	1.74
Stockholders’ equity equivalent per share – basic and diluted			739,430	376,267

Year Ended December 31, 2018
Net (loss) income	$(15,526)	$5,173	$(3,793)	$(10,184)
Total stockholders’ (deficit) equity	(158,756)	5,000	247,001	103,805
Weighted average shares outstanding – basic and diluted		11,932,714	72,124,937	57,989,001
Basic and diluted net income (loss) per share		0.02	(0.05)	(0.18)
Basic and diluted net income (loss) equivalent per share			(10,830)	(38,989)

UPDATE TO THE BUSINESS COMBINATION PROPOSALS

Update to Background of the Transactions

The section titled “Background of the Transactions” beginning on page 50 of the Proxy Statement/Prospectus describes the background of the transaction up to and including April 8, 2019, the date of announcement of the execution of the Merger Agreement. The discussion below supplements that description up to and including the date of announcement of the amended Merger Agreement.

Following the announcement of the Transactions on April 8, 2019, members of the management teams of Nesco and Capitol engaged in numerous discussions with various shareholders of Capitol as well as with potential new shareholders regarding the terms of the Transactions and the expected benefits of the Transactions. On July 8, 2019, Mr. Ein and Mr. Dryden met with Mr. D’Argenio to update him on the Transactions. During that meeting, Mr. Ein and Mr. Dryden outlined potential enhancements to the overall Transactions. Mr. D’Argenio suggested a meeting the following day morning to discuss these potential changes to the Transaction in greater detail. On July 9, 2019, Capitol outlined proposed changes to the cash and equity components of the consideration to be paid to Nesco Owner as well as the equity to be held by representatives of Capitol following the Transactions. On July 10, 2019, Mr. Ein, Mr. Dryden and Mr. D’Argenio discussed a set of revised terms for the Transactions which were substantially similar to the amendment to the Merger Agreement. On July 10, 2019, Capitol’s Board of Directors met via teleconference to discuss the status of the Transaction and consider amending the Transaction terms. After considerable review and discussion of the transaction, including the likelihood of investor reception of the amendment to the Merger Agreement, the amendment to the Merger Agreement was unanimously approved, subject to final negotiations and modifications, and the board determined to continue to recommend the approval of the merger transaction. On July 10 and 11, 2019, representatives, of Capitol, ECP, Nesco and their respective legal counsel drafted and negotiated terms of the amendment to the Merger Agreement and other related agreements.

The amendment to the Merger Agreement was signed on July 11, 2019.

UPDATE TO BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Capitol

The following table sets forth information regarding the beneficial ownership of Capitol’s common stock as of the record date and immediately following consummation of the business combination by:

•        each person known by Capitol to be the beneficial owner of more than 5% of Capitol’s outstanding shares of common stock either on the record date or after the consummation of the business combination;

•        each of Capitol’s current executive officers and directors;

•        each person who will become an executive officer or a director of Capitol upon consummation of the business combination;

•        all of Capitol’s current executive officers and directors as a group; and

•        all of Capitol’s executive officers and directors as a group after the consummation of the business combination.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Capitol or its securities, the Capitol Sponsors, Nesco or Nesco Owner and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposals, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire ordinary shares or vote their shares in favor of the business combination proposals. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of two-thirds of the shares entitled to vote at the extraordinary general meeting to approve the business combination proposals vote in its favor and to reduce the number of redemptions such that Capitol has in excess of the required amount to consummate the business combination under the Merger Agreement, where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Sponsors for nominal value.

Entering into any such arrangements may have a depressive effect on Capitol ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the extraordinary general meeting.

As of the date of this proxy statement/prospectus, no agreements dealing with the above have been entered into. Capitol will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the business combination proposals and charter amendment proposals or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Name and Address of Beneficial Owner(1)	Pre-Business Combination(2)		Post-Business Combination(3)
	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Ordinary Shares	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Common Stock
Directors and Executive Officers Pre-Business Combination:
Mark D. Ein(4)	6,586,666	13.1%	7,506,930	10.1%
L. Dyson Dryden(5)	3,293,334	6.5%	3,753,466	5.1%
Alfheidur H. Saemundsson	—	—	—	—
Lawrence Calcano(6)	50,000	*	120,645	*
Brooke B. Coburn(6)	50,000	*	120,645	*
Richard C. Donaldson(6)	50,000	*	120,645	*
All directors and executive officers prior to the business combination as a group (six individuals)	10,030,000	19.9%	11,622,331	15.3%
Directors and Executive Officers Post-Business Combination:
Mark D. Ein(4)	6,586,666	13.1%	7,506,930	10.1%
L. Dyson Dryden(5)	3,293,334	6.5%	3,753,466	5.1%
Doug Kimmelman(7)(12)	—	—	—	—
Rahman D’Argenio(7)(12)	—	—	—	—
Lee Jacobson(8)	—	—	170,537	*
Bruce Heinemann	—	—	—	—
Kevin Kapelke(9)	—	—	56,846	*
Robert Blackadar	—	—	—	—
William Plummer(10)	48,000	*	48,000	*
Jeffrey Stoops(11)	—	—	1,166,667	1.6%
All directors and executive officers post-business combination as a group (ten individuals)	9,928,000	19.67%	12,702,446	16.5%
Five Percent Holders:
Nesco Owner(12)	—	—	26,189,329	35.1%
Capitol Acquisition Management IV, LLC(13)	6,586,666	13.1%	7,506,930	10.1%
Capitol Acquisition Founder IV, LLC(14)	3,293,334	6.5%	3,753,466	5.1%
Alyeska Investment Group, L.P.(15)	2,400,004	4.8%	2,400,004	3.3%
Brown Advisory Incorporated(16)	2,326,461	4.6%	2,326,461	3.2%
Polar Asset Management Partners Inc.(17)	2,141,600	4.3%	2,141,600	3.0%

____________

*        Less than one percent.

(1)      Unless otherwise indicated, the business address of each of the individuals is 1300 17th Street, Suite 820, Arlington, VA 22209.

(2)      The pre-business combination percentage of beneficial ownership of Capitol in the table below is calculated based on 40,250,000 Class A ordinary shares and 10,062,500 Class B ordinary shares outstanding as of the record date. The amount of beneficial ownership does not reflect the ordinary shares issuable as a result of Capitol’s warrants as such warrants may not be exercisable within 60 days. Unless otherwise indicated, Capitol believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them prior to the business combination.

(3)      The post-business combination percentage of beneficial ownership of Capitol is calculated based on 72,124,937 shares of common stock outstanding. Such amount assumes the forfeiture of Initial Shares and Private Warrants from the Sponsors described herein and that no Public Shareholders properly elect to redeem their shares for cash. The amount of beneficial ownership for each individual or entity post-business combination includes shares of common stock issuable as a result of Capitol’s warrants (including those that may be issued upon conversion of working capital loans) as such warrants will become exercisable upon consummation of the business combination. It does not include shares of common stock that may be issuable to Nesco Owner upon the satisfaction of certain conditions, as such conditions may not occur within 60 days.

Unless otherwise indicated, Capitol believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them upon consummation of the business combination.

(4)      Represents shares held by Capitol Acquisition Management IV, LLC, an entity controlled by Mr. Ein. Does not include an aggregate of 16,610 shares held by two individuals that it may receive in the event such shares do not vest in accordance with restricted stock agreements between such individuals and Capitol Acquisition Management IV LLC. Post-business combination ownership includes 2,457,338 shares issuable upon exercise of Private Warrants.

(5)      Represents shares held by Capitol Acquisition Founder IV, LLC, an entity controlled by Mr. Dryden. Does not include an aggregate of 8,305 ordinary shares held by two individuals that it may receive in the event such shares do not vest in accordance with restricted stock agreements between such individuals and Capitol Acquisition Founder IV LLC. Post-business combination ownership includes 1,228,670 shares issuable upon exercise of Private Warrants.

(6)      Post-business combination ownership includes 82,313 shares issuable upon exercise of Private Warrants.

(7)      Excludes the shares of Capitol common stock owned by Nesco Owner that Messrs. Kimmelman and D’Argenio may be deemed to beneficially own as managing members of ECP ControlCo (as defined below) that share power to vote and dispose of the securities beneficially owned by ECP ControlCo, which ultimately controls Nesco Owner, with the other managing members of ECP ControlCo. Messrs. Kimmelman and D’Argenio each disclaims any such beneficial ownership except to the extent of his indirect pecuniary interest in such shares.

(8)      Post-business combination ownership includes 17,226 shares of common stock issuable upon exercise of warrants.

(9)      Post-business combination ownership includes 5,742 shares of common stock issuable upon exercise of warrants.

(10)    Does not include shares issuable upon exercise of options to purchase 100,000 shares of common stock which will be granted to Mr. Plummer for becoming a director of Capitol upon consummation of the Transactions.

(11)    Represents an aggregate of 1,166,667 shares issuable upon exercise of warrants that the Sponsors, Nesco Owner and/or their respective affiliates intend to sell to Calculated Risk Partners, LP, a family limited partnership the general partner of which is controlled by Mr. Stoops and his wife, upon consummation of the Transactions. Does not include shares issuable upon exercise of options to purchase 100,000 shares of common stock which will be granted to Mr. Stoops for becoming a director of Capitol upon consummation of the Transactions.

(12)    Represents shares held by Nesco Owner and includes 2,392,808 shares of common stock issuable upon exercise of the warrants (after taking into account the sale of warrants intended to be sold by Nesco Owner to Calculated Risk Partners, LP upon consummation of the Transactions as describe above in footnote 11). The business address of Nesco Owner is 6714 Pointe Inverness Way, Suite 220, Fort Wayne, Indiana 45894. NESCO Holdings GP, LLC is the general partner of Nesco Owner and as such may be deemed to beneficially own the shares held by Nesco Owner. Energy Capital Partners III, LP, a Delaware limited partnership (“ECP III”), Energy Capital Partners III-A, LP, a Delaware limited partnership (“III-A”), Energy Capital Partners III-B, LP, a Delaware limited partnership (“III-B”), Energy Capital Partners III-C, LP, a Delaware limited partnership (“III-C”), Energy Capital Partners III-D, LP, a Delaware limited partnership (“III-D”), and Energy Capital Partners III (NESCO Co-Invest), LP, a Delaware limited partnership (collectively, the “ECP Funds”), collectively own 100% of NESCO Holdings GP, LLC and as such may be deemed to beneficially own the shares held by NESCO Holdings GP, LLC. ECP ControlCo, LLC (“ECP ControlCo”) is the managing member of Energy Capital Partners III, LLC (“ECP III GP LLC”), which is (i) the general partner of Energy Capital Partners GP III, LP (“ECP III GP LP”), which is the general partner of each of the ECP III, III-A, III-B, III-C and III-D, and, (ii) the managing member of Energy Capital Partners GP III Co-Investment (NESCO), LLC, which is the general partner of Energy Capital Partners III (NESCO Co-Invest), LP, and, as such, each of ECP Control Co, ECP III GP LLC, ECP III GP LP and Energy Capital Partners GP III Co-Investment (NESCO), LLC may be deemed to beneficially own the shares beneficially owned by the ECP Funds, as applicable. Douglas Kimmelman, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio are the managing members of ECP ControlCo and share the power to vote and dispose of the securities beneficially owned by ECP Control Co. As such, Messrs. Kimmelman, Singer, Labbat, Reeder and D’Argenio disclaim any beneficial ownership of the shares beneficially owned by ECP ControlCo except to the extent of their indirect pecuniary interest in such shares. The address for each person and entity, other than Nesco Owner, in this footnote is 51 John F. Kennedy Parkway, Suite 200, Short Hills, New Jersey 07078.

(13)    Post-business combination ownership includes 2,457,338 shares issuable upon exercise of Private Warrants.

(14)    Post-business combination ownership includes 1,228,670 shares issuable upon exercise of Private Warrants.

(15)    The business address of this entity is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601. Alyeska Investment Group, L.P. is a registered investment advisor. Alyeska Fund GP, LLC is the general partner and control person of Alyeska Master Fund, L.P. Alyeska Fund 2 GP, LLC is the general partner and control person of Alyeska Master Fund 2, L.P. Anand Parekh is the chief executive officer and control person of Alyeska Investment Group, L.P. Information derived from a Schedule 13G/A filed on February 14, 2019.

(16)    The business address of this entity is 901 South Bond Street, Suite #400, Baltimore, Maryland 21231. Represents shares held by Brown Investment Advisory & Trust Company and Brown Advisory LLC, two subsidiaries of Brown Advisory Incorporated. Information derived from a Schedule 13G filed on May 10, 2019.

(17)    The business address of this entity is 401 Bay Street, Suite 1900, P.O. Box 19, Toronto, Ontario M5H 2Y4, Canada. Polar Asset Management Partners Inc. is the investment advisor to Polar Multi-Strategy Master Fund (“PMSMF”) and certain managed accounts (together with PMSMF, the “Polar Vehicles”) with respect to the shares held by the Polar Vehicles. Information derived from a Schedule 13G filed on February 11, 2019.

Capitol’s Sponsors, including its officers and directors, beneficially own approximately 20% of its issued and outstanding ordinary shares as of the record date. Because of the ownership block held by Capitol’s Sponsors, such individuals may be able to effectively exercise control over all matters requiring approval by Capitol’s shareholders, including the election of directors and approval of significant corporate transactions other than approval of its initial business combination.

In connection with the initial public offering, the holders of Capitol’s Initial Shares entered into a lock-up agreement pursuant to which they agreed not to transfer the Initial Shares (subject to limited exceptions) until one year after the consummation of an initial business combination or earlier if, subsequent to the consummation of an initial business combination, (i) the last sales price of Capitol’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (ii) Capitol (or any successor entity) consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. In addition, 3,148,202 of the Sponsors’ Initial Shares will be subject to an additional lock-up, to be released to the Sponsors simultaneously with the release of the additional share consideration to the Nesco Owner upon the happening of certain events, described in more detail elsewhere in this proxy statement/prospectus.

In a private placement conducted simultaneously with the consummation of Capitol’s initial public offering, the Capitol initial shareholders purchased 6,533,333 Private Warrants. The purchasers have agreed that these warrants will not be sold or transferred by them (except to certain permitted transferees) until 30 days after Capitol has completed a business combination.

ANNEX A

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”), dated as of July 10, 2019, is entered into by and among Capitol Investment Corp. IV, a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), Capitol Intermediate Holdings, LLC, a Delaware limited liability company (“Intermediate Holdings”), Capitol Investment Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub”), Capitol Investment Merger Sub 2, LLC, a Delaware limited liability company (“New HoldCo”), NESCO Holdings, LP, a Delaware limited partnership (the “NESCO Owner”), and NESCO Holdings I, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement (as defined below).

WITNESSETH:

WHEREAS, Acquiror, Intermediate Holdings, Merger Sub, New Holdco, the NESCO Owner and the Company are parties to the Agreement and Plan of Merger, dated as of April 7, 2019 (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement as set forth herein to memorialize certain agreements reached by the parties.

NOW THEREFORE, in consideration of the premises and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

SECTION 1.01.     Amendments.

(a)    The definition of Available Closing Date Cash in Section 1.01 of the Agreement is hereby amended as follows:

“Available Closing Date Cash” means, as of immediately prior to the Closing, an aggregate amount equal to the result of (without duplication) (i) all cash and cash equivalents of Acquiror and its Subsidiaries, including the cash available to be released from the Trust Account and the aggregate net proceeds of all PIPE Investments (if any), minus (ii) the aggregate amount of all redemptions of Acquiror Stock by any Redeeming Stockholders, plus (iii) up to $10,000,000 of fees, expenses or other commissions that are forgiven, cancelled, reduced or otherwise no longer payable to Acquiror’s and/or the Company’s respective financial advisors in connection with the consummation of the Transactions.

(b)    The definition of Cash Merger Consideration in Section 1.01 of the Agreement is hereby deleted in its entirety.

(c)    The definition of Maximum Target in Section 1.01 of the Agreement is hereby amended as follows:

“Maximum Target” has the meaning specified in Section 2.06(a)~~(ii)~~(iii).

(d)    The definition of PIPE Investment in Section 1.01 of the Agreement is hereby amended as follows:

“PIPE Investment” means one or more equity investments in accordance with the consent requirements of Section 8.09 (including any equity investments consummated in connection with the Closing by the Sponsors, the NESCO Owner or their respective Affiliates, including pursuant to Section 2.07).

(e)    The definition of Redemption Adjustment Amount in Section 1.01 of the Agreement is hereby deleted in its entirety.

(f)    A new definition of “Second Target” is hereby added to Section 1.01 of the Agreement as follows:

“Second Target” has the meaning specified in Section 2.06(a)(ii).

(g)    The definition of Stock Consideration in Section 1.01 of the Agreement is hereby amended as follows:

“Stock Consideration” means (i) ~~(a) 15,464,235~~19,660,638 shares of Acquiror Common Stock ~~plus (b) a number of shares of Acquiror Common Stock, if any, equal to the quotient obtained by dividing the Redemption Adjustment Amount by $10.00 (in the case of this clause (b), rounded up or down, as applicable, to the nearest whole number)~~ and (ii) 2,000,000 shares of Acquiror Sponsor Stock.

(h)    Sections 2.06(a), (b), (e) and (f) of the Agreement are hereby amended and a new Section 2.06(g) is hereby added, in each case, as follows:

2.06    Earnout.

(a)     From and after the Closing until (x) the fifth anniversary of the Closing Date with respect to the Earnout Shares referred to in clauses (a)(i), (a)(ii), (b)(i) and (b)(ii) below and (y) the seventh anniversary of the Closing Date with respect to the Earnout Shares referred to in clauses (a)(iii) and (b)(iii) below (clauses (x) and (y) together, the “Earnout Period”), promptly (but in any event within five Business Days) after the occurrence of any of the following (any one or more of which may occur at the same time), Acquiror shall issue, up to an additional ~~1,800,000~~3,451,798 shares of Acquiror Common Stock (the “Earnout Shares”) to the NESCO Owner as additional consideration for the Transactions (and without the need for additional consideration from the NESCO Owner), fully paid and free and clear of all Liens other than applicable Securities Law restrictions:

(i)     if the Acquiror Common Stock Price is greater than $13.00 (such share price as adjusted pursuant to this Section 2.06, the “Minimum Target”) for any period of 20 trading days out of 30 consecutive trading days, 900,000 shares of Acquiror Common Stock; ~~and~~

(ii)     if the Acquiror Common Stock Price is greater than $16.00 (such share price as adjusted pursuant to this Section 2.06, the “~~Maximum~~Second Target”) for any period of 20 trading days out of 30 consecutive trading days, 900,000 shares of Acquiror Common Stock plus the amount of shares of Acquiror Common Stock issuable pursuant to Section 2.06(a)(i), if not previously issued; and

(iii)     if the Acquiror Common Stock Price is greater than $19.00 (such share price as adjusted pursuant to this Section 2.06, the “Maximum Target”) for any period of 20 trading days out of 30 consecutive trading days, 1,651,798 shares of Acquiror Common Stock plus the amount of shares of Acquiror Common Stock issuable pursuant to Section 2.06(a)(i) and Section 2.06(a)(ii), if not previously issued.

(b)     Upon the first Change in Control to occur during the Earnout Period, Acquiror shall, no later than immediately prior to the consummation of such Change in Control, issue to the NESCO Owner as additional consideration for the Transactions (and without the need for additional consideration from the NESCO Owner), free and clear of all Liens other than applicable Securities Law restrictions, a number of Earnout Shares equal to the following:

(i)     if the Change in Control Consideration paid or payable to the stockholders of Acquiror in connection with such Change in Control is equal to or greater than the Minimum Target but less than the ~~Maximum~~Second Target, 900,000 shares of Acquiror Common Stock less any shares of Acquiror Common Stock previously issued pursuant to Section 2.06(a)(i); ~~and~~

(ii)     if the Change in Control Consideration paid or payable to the stockholders of Acquiror in connection with such Change in Control is equal to or greater than the ~~Maximum~~Second Target but less than the Maximum Target, 1,800,000 shares of Acquiror Common Stock less any shares of Acquiror Common Stock previously issued pursuant to Section 2.06(a)(i) or Section 2.06(a)(ii); and

(iii)     if the Change in Control Consideration paid or payable to the stockholders of Acquiror in connection with such Change in Control is equal to or greater than the Maximum Target, 3,451,798 shares of Acquiror Common Stock less any shares of Acquiror Common Stock previously issued pursuant to Section 2.06(a)(i), Section 2.06(a)(ii) or Section 2.06(a)(iii).

For the avoidance of doubt, if the Change in Control Consideration paid or payable to the stockholders of Acquiror in connection with the first Change in Control to occur during the Earnout Period is less than the Minimum Target, then no Earnout Shares shall be issuable pursuant to this Section 2.06(b).

(e)     If Acquiror shall at any time during the Earnout Period pay any dividend on shares of Acquiror Stock by the issuance of additional shares of Acquiror Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Acquiror Stock (by reclassification or otherwise) into a greater or lesser number of shares of Acquiror Stock, then in each such case, (i) the number of Earnout Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Acquiror Stock (including any other shares so reclassified as Acquiror Stock) outstanding immediately after such event and the denominator of which is the number of shares of Acquiror Stock that were outstanding immediately prior to such event, and (ii) the Acquiror Common Stock Price values set forth in Sections 2.06(a)(i),~~and~~ (ii) and (iii) above shall be appropriately adjusted to provide to the NESCO Owner the same economic effect as contemplated by this Agreement prior to such event.

(f)     During the Earnout Period, Acquiror shall use reasonable efforts for (i) Acquiror to remain listed as a public company on, and for the shares of Acquiror Common Stock (including, when issued, the Earnout Shares) to be tradable over, an Approved Stock Exchange and (ii) the Earnout Shares, when issued, to be approved for listing on an Approved Stock Exchange; provided, however, the foregoing shall not limit Acquiror from consummating a Change in Control or entering into a Contract that contemplates a Change in Control. Upon the consummation of any Change in Control during the Earnout Period, other than as set forth in Section 2.06(b) above, Acquiror shall have no further obligations pursuant to this Section 2.06(f); provided, further, the foregoing requirements for Earnout Shares to be tradable over an Approved Stock Exchange and approved for listing on an Approved Stock Exchange shall not apply with respect to any Earnout Shares issued pursuant to Section 2.06(g) below.

(g)     Notwithstanding the foregoing, if a Change in Control has not occurred on or prior to the three (3) year anniversary of the Closing Date, with respect to any Earnout Shares that have not been issued as of such date, then Acquiror shall issue such unissued Earnout Shares to the NESCO Owner, fully paid but subject to the restrictions set forth in the Stockholders’ Agreement and other applicable Securities Law restrictions.

(i)     A new Section 2.07 is hereby added to the Agreement as follows:

2.07     NESCO Owner Investment.    Concurrently with the Closing, the NESCO Owner shall, or shall cause one or more of its Affiliates to, purchase, and Acquiror shall issue to the NESCO Owner or such Affiliate or Affiliates, 2,500,000 newly-issued shares of Acquiror Common Stock at a price equal to $10.00 per share ($25,000,000 in the aggregate) payable in cash (by wire transfer of immediately available funds to an Acquiror bank account specified by Acquiror to the NESCO Owner). Such Acquiror Common Stock will, upon issuance, (i) be duly authorized and validly issued, and fully paid and nonassessable, (ii) be issued in compliance in all material respects with applicable Law, (iii) not be issued in breach or violation of any preemptive rights or Contract, and (iv) be issued free and clear of all Liens other than restrictions in the organizational documents of Acquiror and the Stockholders’ Agreement and applicable Securities Laws restrictions.

(j)     Section 3.01(b) of the Agreement is hereby amended as follows:

(b)     The “Merger Consideration” shall comprise, collectively, (i) ~~the Cash Merger Consideration, (ii)~~ the Stock Consideration and (ii~~i~~) the Warrant Consideration. The “Per Share Merger Consideration” shall comprise, collectively, each of the items (i)-(ii~~i~~) in the definition of Merger Consideration, in each case, divided by the total number of issued and outstanding shares of Company Common Stock immediately prior to the First Effective Time.

(k)    Section 3.02 of the Agreement is hereby amended as follows:

3.02    Delivery of Merger Consideration. At the First Effective Time, Acquiror shall ~~pay or~~ deliver or cause to be ~~paid or~~ delivered to NESCO Owner (a) ~~by wire transfer of immediately available funds to an account designated in writing by NESCO Owner no less than three Business Days prior to the Closing Date, an amount equal to the Cash Merger Consideration, (b)~~ the Stock Consideration and (b~~c~~) the Warrant Consideration.

(l)     Section 3.03 of the Agreement is hereby amended as follows:

3.03    Cancellation of Sponsor Shares and Sponsor Warrants. Pursuant to the terms of and as further specified in the Sponsor Agreement, immediately prior to the Domestication, Acquiror and the Sponsors shall irrevocably cause to be terminated, forfeited and cancelled, for no consideration and without further right, obligation or liability of any kind or nature on the part of Acquiror, Merger Sub, the Surviving Company or the Sponsors: (a) ~~2,000,000~~2,348,201 Sponsor Shares and (b) 2,500,000 Sponsor Warrants.

(m)   Section 3.08 of the Agreement is hereby amended as follows:

3.08    Closing Statement. No more than five, nor less than three, Business Days prior to the Closing, Acquiror shall deliver to the NESCO Owner a certificate (the “Closing Date Certificate”), duly executed and certified by an executive officer of Acquiror, which sets forth Acquiror’s good faith calculation of the Available Closing Date Cash (including supporting detail thereof)~~, the Cash Merger Consideration, the Stock Consideration and the Redemption Adjustment Amount, in each case,~~ determined in accordance with the definitions set forth in this Agreement. Acquiror shall consider in good faith the NESCO Owner’s comments to the Closing Date Certificate delivered to Acquiror no less than two Business Days prior to the Closing.

(n)    Section 8.04 of the Agreement is hereby amended as follows:

8.04    Trust Account and Other Closing Payments. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article X), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and the net proceeds of the Debt Financing and any PIPE Investment to be applied, in each case, for the following: (a) the redemption of any shares of Acquiror Stock in connection with the Offer; (b) ~~the payment of the Cash Merger Consideration pursuant to Section 3.02; (c)~~ the payment of the Repaid Indebtedness pursuant to Section 3.07; (c~~d~~) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 3.06; and (d~~e~~) the balance of the assets in the Trust Account and net proceeds of the Debt Financing and any PIPE Investment, if any, after payment of the amounts required under the foregoing clauses (a) through (c~~d~~), to be disbursed to Acquiror or the Surviving Company.

(o)    Exhibit B of the Agreement is hereby amended and restated in its entirety in the form attached hereto as Annex I.

(p)    Schedule 8.05(a) of the Agreement is hereby amended and restated in its entirety in the form attached hereto as Annex II.

SECTION 1.02.     Authorization. Each party hereby represents to the other parties hereto that this Amendment has been duly authorized, executed and delivered by such party in accordance with Section 12.10 of the Agreement and constitutes a valid and binding obligation of such party enforceable against such party in accordance with its terms. The parties hereby consent to and approve this amendment for all purposes of the Agreement.

SECTION 1.03.     Miscellaneous.

(a)        After giving effect to this Amendment, references in (x) the Agreement, (y) the Schedules to the Agreement and (z) each ancillary agreement to the Agreement to “this Agreement”, “the Agreement”, the “Merger Agreement”, “hereof”, “hereunder” or words of like import referring to the Agreement shall be deemed to refer to the Agreement as amended by this Amendment, in each case, unless the context otherwise requires.

(b)        Except as amended hereby, the Agreement shall remain in full force and effect. Nothing herein shall affect, modify or limit any waiver or consent granted by any party pursuant to the Agreement.

(c)        This Amendment may be executed in counterparts which together shall constitute a single agreement.

(d)        This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties have hereunto caused this Amendment to be duly executed as of the date hereof.

CAPITOL INVESTMENT CORP. IV
By:	/s/ L. Dyson Dryden
Name: L. Dyson Dryden
Title: President and Chief Financial Officer
CAPITOL INTERMEDIATE HOLDINGS, LLC
By:	/s/ L. Dyson Dryden
Name: L. Dyson Dryden
Title: President and Chief Financial Officer
CAPITOL INVESTMENT MERGER SUB 1, LLC
By:	/s/ L. Dyson Dryden
Name: L. Dyson Dryden
Title: President and Chief Financial Officer
CAPITOL INVESTMENT MERGER SUB 2, LLC
By:	/s/ L. Dyson Dryden
Name: L. Dyson Dryden
Title: President and Chief Financial Officer

[Signature Page to Amendment No. 1 to Merger Agreement]

NESCO HOLDINGS, LP
By: NESCO Holdings GP, LLC,
Its: General Partner
By:	/s/ Lee Jacobson
Name: Lee Jacobson
Title: President and Secretary
NESCO HOLDINGS I, INC.
By:	/s/ Lee Jacobson
Name: Lee Jacobson
Title: Assistant Secretary, President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Merger Agreement]

ANNEX B — ADJUSTED EBITDA RECONCILIATION

Year Ending December 31, 2020E
(in millions)
GAAP Net income	$46
Depreciation and amortization	80
Interest expense	42
Income tax expense	1
EBITDA	$168
Non-cash purchase accounting impact	2
Adjusted EBITDA	$170
Pro forma impact of announced acquisition	12
Impact of business plan acceleration initiatives	8
Adjusted EBITDA including acquisition and business plan acceleration initiatives	$190

B-1